Part I, Item 8—Identifying Information

Request: *Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.*

Response:

Schedule A –Direct Owners

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
J.P. Morgan Broker-Dealer Holdings Inc.	13-4110995	Domestic Entity	Stockholder	09/2010	75% or more	Y	N
Bell, Jeremy	4268755	Individual	Chief Compliance Officer-Registered Investment Adviser	11/2019	Less than 5%	N	N
Collins, James Michael	2725065	Individual	Chief Financial Officer	06/2008	Less than 5%	N	N
Dempsey, Patrick Paul	2830362	Individual	Treasurer	08/2013	Less than 5%	N	N
Dugger, Christina B	5599227	Individual	Chief Compliance Officer-Broker Dealer	11/2019	Less than 5%	N	N
Freilich, William Howard	2203801	Individual	Chief Legal Officer	05/2013	Less than 5%	N	N
Geller, Jeremy Ross	4466173	Individual	Elected Manager and Member	12/2018	Less than 5%	Y	N
~~Harvey, Christopher Leo~~	~~2948006~~	~~Individual~~	~~Elected Manager and Member~~	~~05/2017~~	~~Less than 5%~~	~~Y~~	~~N~~
Jury, Claudia	6403910	Individual	Elected Manager and Member	02/2020	Less than 5%	Y	N
Klion, Roger	5082261	Individual	Chief Operating Officer	10/2020	Less than 5%	N	N
Keough,	4653791	Individual	Elected	08/2021	Less than 5%	Y	N

Form ATS-N
JPMS
CRD # 79

Full Legal Name	CRD / Tax ID	Entity Type	Roles	Date Role Acquired	Ownership %	Control Person	Public Reporting Company
Kelli A			Manager and Member				
Sieg, William Phillip	1066159	Individual	Elected Manager and Member	08/2021	Less than 5%	Y	N
Simmons, John E	2727754	Individual	Elected Manager and Member	02/2021	Less than 5%	Y	N
Sippel, Jason Edwin	1718602	Individual	CEO, Chairman, Elected Manager and Member	01/2013	Less than 5%	Y	N
Stein, Eric John Sr	2630215	Individual	Elected Manager and Member	07/2014	Less than 5%	Y	N
Tepper, Eric David	2242377	Individual	Elected Manager and Member	08/2017	Less than 5%	Y	N
Winkelman, Amanda Denise	2352562	Individual	Elected Manager and Member	10/2019	Less than 5%	N	N

JPMS
CRD No: 79

JPB-X Form ATS-N

Part II. Item 6 b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

Yes

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Equinix, Inc., a third-party data center provider, maintains the Equinix NY4 New York IBX Data Center, the data center in which the JPB-X matching system is located. Redline, a ~~third-party~~ market data provider, is described in Part III, Item 23.

Part II. Item 6 c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

~~No~~

Yes

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

Redline, a market data provider used by JPB-X, is wholly owned by an entity in which a JPMS affiliate that is not a Subscriber of JPB-X owns a minority interest. JPMS understands that other market participants (or affiliated entities of other market participants) who may be Subscribers of JPB-X also may own an interest in Redline's affiliate.

Part II. Item 6 d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

Yes

Part III Item 23 a. Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

JPMS determines the NBBO, protected quotes, and execution prices for Firm/Conditional Orders in JPB-X, including VWAP Price Match orders executed at the VWAP over the course of a match period and Close Price Match orders executed at the closing price as determined by the closing auction and published by the primary exchange, based on market data received from the Securities Information Processors (the "SIP"). The market data feeds consumed by JPB-X are provided by Redline, a ~~third-party~~ market data provider. As described in response to Part III, Item 20, JPMS may suspend trading in an

JPMS
CRD No: 79

NMS stock if the market data received by JPB-X for the stock from the SIP is unavailable, unstable, experiencing unacceptable latencies, or detected to be providing quotes that appear to have quality issues.